Exhibit 99.1

51job, Inc. Reports Fourth Quarter and Fiscal Year 2020 Financial Results

SHANGHAI, March 18, 2021 — 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the fourth quarter and fiscal year of 2020 ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights:

•                  Net revenues increased 2.4% over Q4 2019 to RMB1,163.1 million (US$178.3 million)

•                  Online recruitment services revenues decreased 10.1%

•                  Other human resource related revenues increased 17.1%

•                  Income from operations was RMB356.6 million (US$54.6 million)

•                  Fully diluted earnings per share was RMB5.01 (US$0.77)

•                  Excluding share-based compensation expense, loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB6.16 (US$0.94)

Fiscal Year 2020 Financial Highlights:

•                  Net revenues decreased 7.8% from 2019 to RMB3,689.0 million (US$565.4 million)

•                  Online recruitment services revenues decreased 13.1%

•                  Other human resource related revenues increased 0.8%

•                  Income from operations was RMB867.1 million (US$132.9 million)

•                  Fully diluted earnings per share was RMB16.12 (US$2.47)

•                  Excluding share-based compensation expense, loss from foreign currency translation, and changes in fair value of listed equity securities and long-term investments, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share was RMB18.28 (US$2.80)

Fourth Quarter 2020 Unaudited Financial Results

Net revenues for the fourth quarter ended December 31, 2020 were RMB1,163.1 million (US$178.3 million), an increase of 2.4% from RMB1,135.6 million for the same quarter in 2019.

Online recruitment services revenues for the fourth quarter of 2020 were RMB551.6 million (US$84.5 million), representing a 10.1% decrease from RMB613.4 million for the same quarter in 2019.  The decline was primarily due to the impact of the COVID-19 pandemic and global economic uncertainty on the business operations of companies in China, which has been disruptive to general recruitment market activity and has negatively affected customer spending on the Company’s online recruitment platforms in 2020.

Other human resource related revenues for the fourth quarter of 2020 increased 17.1% to RMB611.5 million (US$93.7 million) from RMB522.2 million for the same quarter in 2019.  The growth was primarily driven by robust demand for seasonal campus recruitment projects and services, and a solid rebound in the Company’s training business as a greater number of events, including some rescheduled from the first half of the year, were conducted in the fourth quarter of 2020.

Gross profit for the fourth quarter of 2020 was RMB748.6 million (US$114.7 million) compared with RMB757.5 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 64.4% in the fourth quarter of 2020 compared with 66.7% for the same quarter in 2019.  The increase in cost of services was primarily due to higher employee compensation expenses, staff additions and greater direct costs, such as venue rental, event decoration and media production, incurred in providing campus recruitment services to employers in the fourth quarter of 2020.

Operating expenses for the fourth quarter of 2020 increased 8.2% to RMB392.0 million (US$60.1 million) from RMB362.2 million for the same quarter in 2019.  Sales and marketing expenses for the fourth quarter of 2020 increased 15.6% to RMB300.6 million (US$46.1 million) from RMB260.0 million for the same quarter of the prior year, primarily due to greater spending on brand advertising and promotion activities as well as higher employee compensation expenses.  General and administrative expenses for the fourth quarter of 2020 decreased 10.5% to RMB91.4 million (US$14.0 million) from RMB102.1 million for the same quarter of the prior year, primarily due to a smaller provision for doubtful accounts as well as lower share-based compensation expense and other costs.

Income from operations for the fourth quarter of 2020 was RMB356.6 million (US$54.6 million) compared with RMB395.3 million for the fourth quarter of 2019.  Operating margin, which is income from operations as a percentage of net revenues, was 30.7% in the fourth quarter of 2020 compared with 34.8% for the same quarter in 2019.  Excluding share-based compensation expense, operating margin would have been 33.7% in the fourth quarter of 2020 compared with 37.8% for the same quarter in 2019.

The Company recognized a loss from foreign currency translation of RMB33.9 million (US$5.2 million) in the fourth quarter of 2020 compared with RMB5.8 million in the fourth quarter of 2019, primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits.

The Company recognized a mark-to-market, non-cash loss of RMB9.4 million (US$1.4 million) in the fourth quarter of 2020 compared with RMB42.4 million in the fourth quarter of 2019 associated with a change in fair value of listed equity securities investment in Huali University Group Limited, which is traded on the Hong Kong Stock Exchange.

Other income in the fourth quarter of 2020 included local government financial subsidies of RMB14.9 million (US$2.3 million) compared with RMB7.5 million in the fourth quarter of 2019.

Net income attributable to 51job for the fourth quarter of 2020 was RMB342.0 million (US$52.4 million) compared with RMB249.5 million for the same quarter in 2019.  Fully diluted earnings per share for the fourth quarter of 2020 was RMB5.01 (US$0.77) compared with RMB3.67 for the same quarter in 2019.

In the fourth quarter of 2020, total share-based compensation expense was RMB35.0 million (US$5.4 million) compared with RMB34.1 million in the fourth quarter of 2019.

Excluding share-based compensation expense, loss from foreign currency translation, and change in fair value of listed equity securities investment, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the fourth quarter of 2020 was RMB420.1 million (US$64.4 million) compared with RMB430.1 million for the fourth quarter of 2019.  Non-GAAP adjusted fully diluted earnings per share was RMB6.16 (US$0.94) in the fourth quarter of 2020 compared with RMB6.33 in the fourth quarter of 2019.

Fiscal Year 2020 Unaudited Financial Results

Net revenues in 2020 were RMB3,689.0 million (US$565.4 million), a decrease of 7.8% from RMB4,000.0 million in 2019.

Online recruitment services revenues in 2020 decreased 13.1% to RMB2,147.3 million (US$329.1 million) from RMB2,471.2 million in 2019.  The decline was mainly attributable to the disruptive global, social and economic impact of the COVID-19 pandemic on companies in China, which hindered business operations, limited recruitment activity and curtailed overall employer spending on the Company’s online recruitment platforms in 2020.  As a result, the estimated number of unique employers using the Company’s online recruitment services decreased 14.6% to 360,755 in 2020 from 422,458 in 2019.  However, average revenue per unique employer increased 1.8% in 2020 primarily due to the Company’s strategic focus on larger-sized customer accounts, whose hiring plans and budgets demonstrated better adaptability and continuity under challenging circumstances.  The estimated number of unique employers reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues in 2020 increased 0.8% to RMB1,541.6 million (US$236.3 million) from RMB1,528.8 million in 2019, primarily due to resilient customer demand and usage of the Company’s campus recruitment, training and business process outsourcing services.

Income from operations in 2020 decreased 28.1% to RMB867.1 million (US$132.9 million) from RMB1,205.8 million in 2019. Operating margin was 23.5% in 2020 compared with 30.1% in 2019.  Excluding share-based compensation expense, operating margin would have been 27.4% in 2020 compared with 33.3% in 2019.

Net income attributable to 51job in 2020 was RMB1,097.3 million (US$168.2 million) compared with RMB532.3 million in 2019.  Fully diluted earnings per share in 2020 was RMB16.12 (US$2.47) compared with RMB7.98 in 2019.

Excluding share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of listed equity securities investment, long-term investments and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job in 2020 was RMB1,243.9 million (US$190.6 million) compared with RMB1,483.3 million in 2019.  Non-GAAP adjusted fully diluted earnings per share was RMB18.28 (US$2.80) in 2020 compared with RMB22.24 in 2019.

As of December 31, 2020, cash and short-term investments totaled RMB10,761.9 million (US$1,649.3 million) compared with RMB9,940.6 million as of December 31, 2019.

Assessment of Current Market Conditions

While the pandemic remains a concern on corporate hiring plans and budgets, the Company is seeing improvement in employer sentiment in China.  The 2021 post-Chinese New Year peak recruitment season has progressed without interruption thus far, and early indicators on market demand and activity have been positive.  The Company believes there will be continued recovery in its online recruitment business and favorable monetization opportunities for its campus recruitment, training and outsourcing services this year.  The Company plans to add headcount and increase investments in sales and marketing as well as product development in 2021 to strengthen its brands and service offerings.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of listed equity securities investment, long-term investments and convertible senior notes, and impairment of long-term investments, as well as the related tax effect of these items.  The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings.  The Company believes excluding gain/loss from foreign currency translation, changes in fair value of listed equity securities investment, long-term investments and convertible senior notes, and impairment of long-term investments, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation, mark-to-market gain or loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings.  51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain/loss from foreign currency translation, changes in fair value of listed equity securities investment, long-term investments and convertible senior notes, and impairment of long-term investments as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis.  The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies.  The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China.  With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development.  The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day.  51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis.  51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets, “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements.  51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic.  Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	613,385	551,562	84,531
Other human resource related revenues	522,234	611,545	93,723
Net revenues	1,135,619	1,163,107	178,254
Cost of services (Note 2)	(378,148)	(414,504)	(63,526)
Gross profit	757,471	748,603	114,728
Operating expenses:
Sales and marketing (Note 3)	(260,039)	(300,583)	(46,066)
General and administrative (Note 4)	(102,135)	(91,439)	(14,014)
Total operating expenses	(362,174)	(392,022)	(60,080)
Income from operations	395,297	356,581	54,648
Loss from foreign currency translation	(5,836)	(33,851)	(5,188)
Interest and investment income, net	49,214	59,482	9,116
Change in fair value of listed equity securities investment	(42,410)	(9,404)	(1,441)
Impairment of long-term investments	(98,277)	—	—
Other income, net	7,486	11,691	1,792
Income before income tax expense	305,474	384,499	58,927
Income tax expense	(57,630)	(52,695)	(8,076)
Net income	247,844	331,804	50,851
Net loss attributable to non-controlling interests	1,705	10,244	1,570
Net income attributable to 51job, Inc.	249,549	342,048	52,421

Net income	247,844	331,804	50,851
Other comprehensive income (loss)	(107)	22,745	3,486
Total comprehensive income	247,737	354,549	54,337
Earnings per share:
Basic	3.75	5.07	0.78
Diluted	3.67	5.01	0.77
Weighted average number of common shares outstanding:
Basic	66,496,966	67,402,582	67,402,582
Diluted	67,980,040	68,245,670	68,245,670

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5250 to US$1.00 on December 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB5,511 and RMB6,307 (US$966) for the three months ended December 31, 2019 and 2020, respectively.

(3) Includes share-based compensation expense of RMB4,738 and RMB5,422 (US$831) for the three months ended December 31, 2019 and 2020, respectively.

(4) Includes share-based compensation expense of RMB23,804 and RMB23,280 (US$3,568) for the three months ended December 31, 2019 and 2020, respectively.

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
Revenues:
Online recruitment services	2,471,179	2,147,334	329,093
Other human resource related revenues	1,528,846	1,541,617	236,263
Net revenues	4,000,025	3,688,951	565,356
Cost of services (Note 2)	(1,221,935)	(1,261,731)	(193,369)
Gross profit	2,778,090	2,427,220	371,987
Operating expenses:
Sales and marketing (Note 3)	(1,188,233)	(1,182,677)	(181,253)
General and administrative (Note 4)	(384,072)	(377,438)	(57,845)
Total operating expenses	(1,572,305)	(1,560,115)	(239,098)
Income from operations	1,205,785	867,105	132,889
Gain (Loss) from foreign currency translation	67,881	(53,442)	(8,190)
Interest and investment income, net	175,584	228,500	35,019
Change in fair value of listed equity securities investment	(42,410)	10,760	1,649
Change in fair value of long-term investments	—	39,614	6,071
Change in fair value of convertible senior notes (Note 5)	(752,073)	—	—
Impairment of long-term investments	(98,277)	—	—
Other income, net	205,602	167,308	25,641
Income before income tax expense	762,092	1,259,845	193,079
Income tax expense	(235,890)	(188,417)	(28,876)
Net income	526,202	1,071,428	164,203
Net loss attributable to non-controlling interests	6,116	25,848	3,961
Net income attributable to 51job, Inc.	532,318	1,097,276	168,164

Net income	526,202	1,071,428	164,203
Other comprehensive income	339	22,451	3,441
Total comprehensive income	526,541	1,093,879	167,644
Earnings per share:
Basic	8.18	16.35	2.51
Diluted	7.98	16.12	2.47
Weighted average number of common shares outstanding:
Basic	65,049,597	67,101,601	67,101,601
Diluted	66,683,457	68,056,724	68,056,724

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5250 to US$1.00 on December 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Includes share-based compensation expense of RMB20,189 and RMB23,648 (US$3,624) for the year ended December 31, 2019 and 2020, respectively.

(3) Includes share-based compensation expense of RMB17,356 and RMB20,329 (US$3,116) for the year ended December 31, 2019 and 2020, respectively.

(4) Includes share-based compensation expense of RMB88,604 and RMB99,829 (US$15,299) for the year ended December 31, 2019 and 2020, respectively.

(5) On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	December 31, 2019	December 31, 2020	December 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	305,474	384,499	58,927
Add: Share-based compensation	34,053	35,009	5,365
Add: Loss from foreign currency translation	5,836	33,851	5,188
Add: Change in fair value of listed equity securities investment	42,410	9,404	1,441
Add: Impairment of long-term investments	98,277	—	—
Non-GAAP income before income tax expense	486,050	462,763	70,921
GAAP income tax expense	(57,630)	(52,695)	(8,076)
Tax effect of non-GAAP line items	(56)	(208)	(32)
Non-GAAP income tax expense	(57,686)	(52,903)	(8,108)
Non-GAAP adjusted net income	428,364	409,860	62,813
Non-GAAP adjusted net income attributable to 51job, Inc.	430,069	420,104	64,383
Non-GAAP adjusted earnings per share:
Basic	6.47	6.23	0.96
Diluted	6.33	6.16	0.94
Weighted average number of common shares outstanding:
Basic	66,496,966	67,402,582	67,402,582
Diluted	67,980,040	68,245,670	68,245,670

	For the Year Ended
	December 31, 2019	December 31, 2020	December 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
GAAP income before income tax expense	762,092	1,259,845	193,079
Add: Share-based compensation	126,149	143,806	22,039
Add (Less): (Gain) Loss from foreign currency translation	(67,881)	53,442	8,190
Add (Less): Change in fair value of listed equity securities investment	42,410	(10,760)	(1,649)
Less: Change in fair value of long-term investments	—	(39,614)	(6,071)
Add: Change in fair value of convertible senior notes (Note 2)	752,073	—	—
Add: Impairment of long-term investments	98,277	—	—
Non-GAAP income before income tax expense	1,713,120	1,406,719	215,588
GAAP income tax expense	(235,890)	(188,417)	(28,876)
Tax effect of non-GAAP line items	(36)	(279)	(43)
Non-GAAP income tax expense	(235,926)	(188,696)	(28,919)
Non-GAAP adjusted net income	1,477,194	1,218,023	186,669
Non-GAAP adjusted net income attributable to 51job, Inc.	1,483,310	1,243,871	190,630
Non-GAAP adjusted earnings per share:
Basic	22.80	18.54	2.84
Diluted	22.24	18.28	2.80
Weighted average number of common shares outstanding:
Basic	65,049,597	67,101,601	67,101,601
Diluted	66,683,457	68,056,724	68,056,724

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5250 to US$1.00 on December 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) On April 15, 2019, the convertible senior notes matured, and the note holders requested the conversion of the senior notes into 4,035,664 shares.

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)
ASSETS
Current assets:
Cash	2,294,904	3,292,698	504,628
Restricted cash	66,169	2,258	346
Short-term investments	7,645,686	7,469,213	1,144,707
Accounts receivable (net of allowance of RMB21,952 and RMB26,798 as of December 31, 2019 and 2020, respectively)	266,437	290,480	44,518
Prepayments and other current assets	669,208	492,980	75,552
Total current assets	10,942,404	11,547,629	1,769,751
Non-current assets:
Time deposits	—	719,189	110,221
Long-term investments	1,482,544	1,576,250	241,571
Property and equipment, net	271,932	273,157	41,863
Goodwill	1,036,124	1,036,124	158,793
Intangible assets, net	203,162	163,503	25,058
Right-of-use assets	320,809	307,869	47,183
Other long-term assets	10,420	13,946	2,137
Deferred tax assets	22,147	38,013	5,826
Total non-current assets	3,347,138	4,128,051	632,652
Total assets	14,289,542	15,675,680	2,402,403
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	48,114	83,087	12,733
Salary and employee related accrual	162,775	182,565	27,979
Taxes payable	267,596	172,254	26,399
Advance from customers	1,108,518	1,158,604	177,564
Lease liabilities, current	34,817	34,952	5,357
Other payables and accruals	1,211,642	1,178,955	180,683
Total current liabilities	2,833,462	2,810,417	430,715
Non-current liabilities:
Lease liabilities, non-current	50,763	44,949	6,889
Deferred tax liabilities	214,307	232,087	35,569
Total non-current liabilities	265,070	277,036	42,458
Total liabilities	3,098,532	3,087,453	473,173
Mezzanine equity:
Redeemable non-controlling interests	216,974	189,811	29,090
Shareholders’ equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 66,784,688 and 67,406,657 shares issued and outstanding as of December 31, 2019 and 2020, respecitvely)	53	54	8
Additional paid-in capital	4,901,466	5,206,154	797,878
Statutory reserves	17,930	18,474	2,831
Accumulated other comprehensive income	254,524	276,975	42,448
Retained earnings	5,774,358	6,871,090	1,053,041
Total 51job, Inc. shareholders’ equity	10,948,331	12,372,747	1,896,206
Non-controlling interests	25,705	25,669	3,934
Total equity	10,974,036	12,398,416	1,900,140
Total liabilities, mezzanine equity and equity	14,289,542	15,675,680	2,402,403

Note (1): The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.5250 to US$1.00 on December 31, 2020 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.